Exhibit 99.5

NICE Actimize Unveils Insights Network, the Unified Force for Proactive
Fraud & Financial Crime Prevention

Realtime risk insights from an extensive Fraud and Financial Crime network empowers financial institutions to stop fraudulent transfers without adding customer friction

Hoboken, N.J., January 27, 2026 – NICE Actimize, a NiCE (NASDAQ: NICE) business, has announced the launch of the Actimize Insights Network, a groundbreaking intelligence network designed to give financial institutions real-time visibility into counterparty risk. Leveraging insights from its Fraud and Financial Crime network, the Actimize Insights Network delivers the scale and precision needed to prevent fraud before money moves while supporting governance.

Financial institutions continue to face rapid growth in authorized push payment (APP) scams, business email compromise (BEC), and other schemes in which legitimate customers are manipulated into sending money to fraudulent recipients. Traditional fraud controls often fail to detect these scams because transactions appear normal and institutions lack insight into counterparty risk beyond their own walls.

“Financial crime is borderless, fast-moving, and increasingly sophisticated. No single institution can fight it alone,” said Craig Costigan, CEO, NICE Actimize. “The Actimize Insights Network transforms isolated efforts into a unified force for smarter, faster, and more effective financial crime prevention that strengthens the entire ecosystem.”

"Collaboration isn't just a best practice anymore, it is becoming a competitive advantage. Banks cannot fight sophisticated fraud in isolation. NICE Actimize has the client breadth and maturity needed to make network intelligence work at the level required to actually move the needle," explains Trace Fooshee, Strategic Advisor, Datos Insights, a leading industry analyst firm.

What sets the Actimize Insights Network apart
The Actimize Insights Network provides signals which surface emerging risks and anomalous patterns that would be invisible to any single organization. Institutions can use these risk signals to intervene on truly suspicious transactions while confidently fast-tracking legitimate payments. These insights also enable more effective and efficient AML investigations.

The Insights Network also delivers:

•	Cross-channel Intelligence: Signals are integrated across payment types, channels, and customer journeys, enabling a unified assessment of risk that addresses vulnerabilities.
•	Cross-domain Value: Risk signals enhance fraud interdiction and AML investigation, strengthening defenses across fraud and financial crime operations.
•	Instant Payments: Designed for use with instant payments with millisecond response time.
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Counterparty Risk Intelligence: Enables FIs to identify scam-detection blind spots and adds payee risk intelligence from the Insights Network, identifying high-risk recipients even when the customer’s behavior appears normal.

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Targeted Intervention: Excessive friction erodes customer trust, so the Insights Network balances customer friction with security. The Insights Network enables targeted intervention only where risks are real, allowing legitimate transactions to proceed seamlessly.

Join our February 11 and 12th launch events “Beyond Silos: Leveraging Network Insights to Combat Payment Scams and Money Laundering.” For the Americas, click here to register. For APAC, click here. For EMEA, click here. Speakers include Trace Fooshee, Strategic Advisor, Datos Insights; Yuval Marco, General Manager, Enterprise Fraud Prevention, NICE Actimize; and Anurag Mohapatra, Director of Fraud Strategy and Marketing, NICE Actimize.

To learn more about NICE Actimize’s enterprise fraud solutions including Scams & Mule Defense, New Accounts Fraud, Authentication, Investigations, Payments Fraud and more, please access further details here.

About NICE Actimize
As a global leader in artificial intelligence, platform services, and cloud solutions, NICE Actimize excels in preventing fraud, detecting financial crime, and supporting regulatory compliance. Over 1,000 organizations across more than 70 countries trust NICE Actimize to protect their institutions and safeguard assets throughout the entire customer lifecycle. With NICE Actimize, customers gain deeper insights and mitigate risks. Learn more at www.niceactimize.com.

About NiCE
NiCE (NASDAQ: NICE) is transforming the world with AI that puts people first. Our purpose-built AI-powered platforms automate engagements into proactive, safe, intelligent actions, empowering individuals and organizations to innovate and act, from interaction to resolution. Trusted by organizations throughout 150+ countries worldwide, NiCE’s platforms are widely adopted across industries connecting people, systems, and workflows to work smarter at scale, elevating performance across the organization, delivering proven measurable outcomes.

Corporate Media Contact
Cindy Morgan-Olson, +1 646-408-5896, media@nice.com, ET

Investors
Ryan Gilligan, +1-551-417-2531, ir@nice.com, ET
Omri Arens, +972 3 763-0127, ir@nice.com, CET

Trademark Note: NiCE and the NiCE logo are trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE's marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Costigan, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in general economic and business conditions; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; rapid changes in technology and market requirements; the implementation of AI capabilities in certain products and services, decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties in making additional acquisitions or difficulties or  effectively integrating acquired operations; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners; cyber security attacks or other security incidents; privacy concerns; changes in currency exchange rates and interest rates, the effects of additional tax liabilities resulting from our global operations, the effect of unexpected events or geo-political conditions,  including those arising from political instability or armed conflict that may disrupt our business and the global economy; our ability to recruit and retain qualified personnel; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.